UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2022

Commission File Number 001-39654

Lufax Holding Ltd

(Registrant’s name)

No. 1088 Yuanshen Road 28/F

Pudong New District, Shanghai

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Change in Board Composition

Ms. Fangfang Cai has tendered her resignation as a director of Lufax Holding Ltd (the “Company”). The board of directors of the Company has appointed Mr. Yuqiang Huang as a director of the Company. These changes became effective on December 1, 2022.

Mr. Yuqiang Huang has been serving as the vice president of risk management department of Ping An Insurance (Group) Company of China, Ltd. since May 2021. Mr. Huang has over 18 years of experience in risk management of the financial industry. Mr. Huang held various positions at Shenzhen Development Bank (now merged with and renamed as Ping An Bank Co., Ltd.) from July 2004 to May 2021, including as manager of capital and portfolio management office of the risk management department from April 2015 to December 2016, manager of credit risk management office of the risk management department from December 2016 to September 2018, and assistant general manager and subsequently general manager of the asset monitoring department from September 2018 to May 2021. Mr. Huang obtained a bachelor’s degree in management from Nanjing University in June 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Lufax Holding Ltd

By:	/s/ David Siu Kam Choy
Name:	David Siu Kam Choy
Title:	Chief Financial Officer

Date: December 1, 2022